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                                                                    EXHIBIT 11.1

                       Ethyl Corporation and Subsidiaries
               Computation of basic and diluted earnings per share
              for the years ended December 31, 2002, 2001 and 2000
                     (In thousands except per share amounts)

                                                  2002        2001       2000
                                                 -------    ---------  --------

Net income (loss) applicable to common stock (2) $ 9,909    $(105,040) $ 60,997
                                                 =======    =========  ========
Average number of shares of common stock
outstanding (3,4)                                 16,689       16,689    16,692
                                                 =======    =========  ========

Basic and diluted earnings (loss) per share      $  0.59    $   (6.29) $   3.65
                                                 =======    =========  ========
Notes:

(1) All previously reported share and per share amounts have been adjusted to reflect the 1-for-5 reverse stock split.

(2) In the periods presented, the Company had only one class of common stock outstanding.

(3) To determine the average number of shares of common stock and common stock equivalents, the average number of common shares and common stock equivalents outstanding (actual or assumed for equivalents) during each month were added together and the sum was then divided by 12.

(4) For diluted earnings per share, the shares issuable upon the assumed exercise of outstanding stock options would be 43, 0 and 0 in 2002, 2001 and 2000, respectively, and the shares of common stock equivalents would have been 16,732, 16,689 and 16,692, respectively.